Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Fiscal year ended December 31
	2004		2003		2002		2001		2000
	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated
Earnings per Financial Statements	$1,139,089	$1,152,686	$1,417,482	$1,482,923	$76,549	$99,882	$(146,414)	$(180,819)	$542,982	$517,123
Add (deduct):
Provision for income taxes	275,683	286,443	278,347	310,707	(115,688)	(111,542)	(90,951)	(100,831)	93,908	80,841
Fixed charges	211,035	211,035	205,758	205,758	215,161	215,161	219,849	219,849	242,783	242,783

Earnings for Computation	1,625,807	1,650,164	1,901,587	1,999,388	176,022	203,501	(17,516)	(61,801)	879,673	840,747

Fixed Charges
Interest Expense	$182,984	$182,984	$177,425	$177,425	$193,494	$193,494	$199,182	$199,182	$221,450	$221,450
One third of payments under operating leases	28,051	28,051	28,333	28,333	21,667	21,667	20,667	20,667	21,333	21,333

Total Fixed Charges	$211,035	$211,035	$205,758	$205,758	$215,161	$215,161	$219,849	$219,849	$242,783	$242,783

Ratio of Earnings to Fixed Charges	7.7	7.8	9.2	9.7	(1)	(1)	(2)	(2)	3.6	3.5

Preferred Share Dividends	$44,972	$44,972	$36,009	$36,009	$25,662	$25,662	$25,594	$25,594	$18,391	$18,391

Total Fixed Charges and Preferred Share Dividends	$256,007	$256,007	$241,767	$241,767	$240,823	$240,823	$245,443	$245,443	$261,174	$261,174

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	6.4	6.4	7.9	8.3	(1)	(1)	(2)	(2)	3.4	3.2

(1) Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $12 million and combined fixed charges and preferred share dividends by $37 million.

(2) Earnings for the year ended December 31, 2001 were insufficient to cover fixed charges by $282 million and combined fixed charges and preferred share dividends by $307 million.